SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934



                        DST SYSTEMS, INC.
                         (Name of Issuer)


             COMMON STOCK, PAR VALUE $0.01 PER SHARE
                  (Title of Class of Securities)


                            0002333261
                          (CUSIP Number)


                    RICHARD P. BRUENING, ESQ.
                       114 West 11th Street
                   Kansas City, Missouri 64105
                           816-983-1370
                     816-983-1459 (facsimile)
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                         JANUARY 29, 1997
     (Date of Event Which Requires Filing of This Statement)

CUSIP NO.:  0002333261        Schedule 13D        February 7, 1997

1)   NAME OF REPORTING PERSON:  Kansas City Southern Industries,
     Inc.


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  Not
     Applicable.


3)   SEC USE ONLY:


4)   SOURCE OF FUNDS:  WC.


5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): Not Applicable.


6)   PLACE OF ORGANIZATION:  Delaware.

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

7)   SOLE VOTING POWER:  20,224,026.


8)   SHARED VOTING POWER:  None.


9)   SOLE DISPOSITIVE POWER:  20,224,026.


10)  SHARED DISPOSITIVE POWER:  None.


11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
     20,224,026 shares.


12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES: 80,470 shares beneficially owned by the directors and executive officers of the Reporting Person.


13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  40.9%.


14)  TYPE OF REPORTING PERSON:  CO.

CUSIP NO.:  0002333261        Schedule 13D        February 7, 1997


ITEM 1.   SECURITY AND ISSUER.

               The class of equity securities to which this Schedule relates is the common stock, $0.01 par value per share (the "Common Stock"), of DST Systems, Inc., a
          Delaware corporation (the "Issuer").

               The principal executive office of the Issuer is 333 West 11th Street, Fifth Floor, Kansas City, Missouri
          64105.

ITEM 2.   IDENTITY AND BACKGROUND.

               This Schedule is being filed by Kansas City Southern Industries, Inc., a Delaware corporation (the "Reporting Person"). The principal executive office of the Reporting Person is located at 114 West 11th Street,
          Kansas City, Missouri 64105

               The Reporting Person is a diversified holding company with principal operations in rail transportation, through its subsidiary The Kansas City Southern Railway
          Company, and the financial asset management business.

               Neither the Reporting Person nor any of its directors or executive officers hereinafter listed has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               Neither the Reporting Person nor any of its directors or executive officers hereinafter listed has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          DIRECTORS AND EXECUTIVE OFFICERS

               Each of the directors and executive officers of the Reporting Person, whose names appear below, is a citizen of the United States of America, other than Mr. Serrano, who is a citizen of Mexico, and is principally employed by the Reporting Person in the capacities shown, except as otherwise indicated. The business address of such directors and executive officers is 114 West 11th Street, Kansas City, Missouri 64105.

          Directors (excluding executive officers who are directors)

          A. Edward Allinson  Executive Vice President, State
                                Street Bank and Trust Company
                              Chairman of the Board of Directors,
                                Boston Financial Data Services,
                                Inc.
                              Executive Vice President, State
                                Street Boston Corporation

          Paul F. Balser      Managing Partner, Generation Partners

          James E. Barnes     Chairman of the Board, President and
                                Chief Executive Officer of MAPCO,
                                Inc.

          Michael G. Fitt     Retired

          Jose F. Serrano     Chairman and Chief Executive Officer,
                                Transportacion Maritima Mexicana,
                                S.A. de C.V.

          Morton I. Sosland   Chairman, Sosland Companies, Inc.


          Executive Officers

          P.H. Henson         Chairman of the Board

          L.H. Rowland        President and Chief Executive
                                Officer, Director

          M.R. Haverty        Executive Vice President, Director

          T.H. Bailey         Chairman of the Board, Chief
                                Executive Officer and President,
                                Janus Capital Corporation

          P.S. Brown          Vice President, Associate General
                                Counsel and Assistant Secretary

          R.P. Bruening       Vice President, General Counsel and
                                Corporate Secretary

          D.R. Carpenter      Vice President - Finance

          A.P. McCarthy       Vice President and Treasurer

          J.D. Monello        Vice President and Chief Financial
                                Officer

          L.G. Van Horn       Vice President and Comptroller

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               The Reporting Person reduced its ownership in DST through a primary and secondary public offering in November 1995 of DST's common stock.

               The shares of Common Stock purchased by the
          Reporting Person were paid for from working capital.   The
          shares of Common Stock owned by the directors and executive officers of the Reporting Person were purchased with personal funds.

ITEM 4.   PURPOSE OF TRANSACTION.

               The Reporting Person and its directors and executive officers hold the Common Stock for investment purposes, but each reserves the right to exercise any and all rights and privileges as stockholders of the Issuer in a manner consistent with the Reporting Person's or its directors' and executive officers' own best interests, to purchase or sell the Common Stock or other securities of the Issuer, and to communicate with management of the Issuer, other stockholders of the Issuer or others and/or to participate, alone or with others, in various plans, proposals or transactions respecting the Issuer or the Reporting Person's or its directors' and officers' Common Stock.

               Except as set forth in this Schedule, the Reporting Person and its directors and executive officers have no present plans or intentions that relate to or would result in any of the events described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, as previously noted, the Reporting Person and its directors and executive officers reserve the right to change their intentions with respect to such matters.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     REPORTING PERSON

     (a) The responses to Items 11 and 13 of the inside cover page of this Schedule 13D are hereby incorporated by reference in response to paragraph (a) of this Item 5. The percentage of the outstanding Common Stock was calculated based upon the shares shown outstanding on the Issuer's Annual Report on Form 10-K for the year ended
          December 31, 1996.

     (b) The responses to Items 7, 8, 9 and 10 of the inside cover page of this Schedule 13D are hereby incorporated by reference in response to paragraph (b) of this Item 5.

     (c) The Reporting Person has had the following transactions in the Common Stock during the 60 days prior to the date of this Schedule:

          1. On January 29, 1997, the Reporting Person purchased 27,534 shares in a private transaction for $32.6875 per share.

          The Reporting Person has not had any other transactions in the Common Stock during the last 60 days.

     (d) No person, other than the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Common Stock.

     (e)  Not applicable.


                   DIRECTORS AND EXECUTIVE OFFICERS

Name           Total     Percent    Voting Power  Dispositive Power
               Owned     of Class  Sole   Shared  Sole      Shared


Directors (excluding executive officers who are not directors)

Allinson       11,000    <F1>      11,000      0  11,000         0

Balser         12,500    <F1>      12,500      0  12,500         0

Barnes              0    <F1>           0      0       0         0

Fitt            9,000    <F1>       9,000      0   9,000         0

Serrano             0    <F1>           0      0       0         0

Sosland         9,100    <F1>       1,000  8,100   1,000     8,100

Executive Officers

Henson         10,000    <F1>      10,000      0  10,000         0

Rowland        20,070    <F1>      20,070      0  20,070         0

Haverty         5,000    <F1>       5,000      0   5,000         0

Bailey              0    <F1>           0      0       0         0

Brown               0    <F1>           0      0       0         0

Bruening        1,000    <F1>       1,000      0   1,000         0

Carpenter       1,000    <F1>         500    500     500       500

McCarthy          500    <F1>           0    500       0       500

Monello         1,000    <F1>       1,000      0   1,000         0

Van Horn          300    <F1>         300      0     300         0

<F1>      Less than one percent.

               None of the above named directors or executive officers have had any transactions in the Common Stock during the 60 days prior to the date of this Schedule.

               No person, other than the respective directors or executive officers, has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Common Stock beneficially owned by such director or officer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               The Reporting Person and its directors and executive officers currently has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

               None.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  March 24, 1997

SIGNATURE:     /s/ Richard P. Bruening
               Vice President, General Counsel and
                     Corporate Secretary